                       SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549


                                  SCHEDULE 13G

                   Under the Securities Exchange Act of 1934
                              (Amendment No.   )*


                           NEW FRONTIER MEDIA, INC.
                 ---------------------------------------------
                                (Name of Issuer)


                                 Common Stock
                 ---------------------------------------------
                         (Title of Class of Securities)


                                  644398 10 9
                 ---------------------------------------------
                                 (CUSIP Number)


                                 July 16, 1999
                 ---------------------------------------------
            (Date of Event which Requires Filing of this Statement)

  Check the appropriate box to designate the rule pursuant to which this
Schedule is filed.
     [ ]  Rule 13d-1(b)
     [x]  Rule 13d-1(c)
     [ ]  Rule 13d-1(d)

  *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

  The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                        (Continued on following page(s))
                               Page 1 of 7 Pages

CUSIP No. 644398 10 9                 13G                    Page 2 of 7 Pages

------------------------------------------------------------------------------
(1) Names of Reporting Persons. I.R.S. Identification Nos. of Above Persons (entities only)

     S.A.C. CAPITAL ADVISORS, LLC
------------------------------------------------------------------------------
(2)  Check the Appropriate Box if a Member of a Group (See Instructions)

     (a)  [   ]
     (b)  [   ]
------------------------------------------------------------------------------

(3)  SEC Use Only

------------------------------------------------------------------------------
(4)  Citizenship or Place of Organization

     Delaware
------------------------------------------------------------------------------
Number of Shares     (5)  Sole Voting Power
Beneficially Owned           -0-
by Each Reporting    -------------------------------------------
Person With          (6)  Shared Voting Power
                             665,000
                     -------------------------------------------
                     (7)  Sole Dispositive Power
                             -0-
                     -------------------------------------------
                     (8)  Shared Dispositive Power
                             665,000
----------------------------------------------------------------------------
(9)  Aggregate Amount Beneficially Owned by Each Reporting Person

     665,000
 ----------------------------------------------------------------------------
(10) Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)

     [   ]
----------------------------------------------------------------------------
(11) Percent of Class Represented by Amount in Row (9)

     5.3%
----------------------------------------------------------------------------
(12) Type of Reporting Person (See Instructions)

     OO
----------------------------------------------------------------------------

CUSIP No. 644398 10 9                 13G                    Page 3 of 7 Pages

(1) Names of Reporting Persons. I.R.S. Identification Nos. of Above Persons (entities only)

     Steven A. Cohen

------------------------------------------------------------------------------
(2)  Check the Appropriate Box if a Member of a Group (See Instructions)

     (a)  [   ]
     (b)  [   ]
------------------------------------------------------------------------------

(3)  SEC Use Only

------------------------------------------------------------------------------
(4)  Citizenship or Place of Organization

     United States of America
------------------------------------------------------------------------------
Number of Shares     (5)  Sole Voting Power
Beneficially Owned           -0-
by Each Reporting    -------------------------------------------
Person With          (6)  Shared Voting Power
                             665,000
                     -------------------------------------------
                     (7)  Sole Dispositive Power
                             -0-
                     -------------------------------------------
                     (8)  Shared Dispositive Power
                             665,000
----------------------------------------------------------------------------
(9)  Aggregate Amount Beneficially Owned by Each Reporting Person

     665,000
----------------------------------------------------------------------------
(10) Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)

     [   ]
----------------------------------------------------------------------------
(11) Percent of Class Represented by Amount in Row (9)

     5.3%
----------------------------------------------------------------------------
(12) Type of Reporting Person (See Instructions)

     IN
----------------------------------------------------------------------------

CUSIP No. 644398 10 9                 13G                    Page 4 of 7 Pages



Item 1(a). Name Of Issuer:

     New Frontier Media, Inc.

Item 1(b). Address of Issuer's Principal Executive Offices:

     5435 Airport Road, Suite 100
     Boulder, Colorado 80301

Item 2(a). Name of Person Filing:

     This statement is being filed by: (i) S.A.C. Capital Advisors, LLC; and
     (ii) Steven A. Cohen

Item 2(b). Address of Principal Business Office or, if none, Residence:

     (i) and (ii):
     777 Long Ridge Road
     Stamford, Connecticut 06902

Item 2(c). Citizenship:

     (i)  Delaware
     (ii) United States of America

Item 2(d). Title of Class of Securities:

     Common stock of New Frontier Media, Inc.

Item 2(e). CUSIP Number:

     644398 10 9
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CUSIP No. 644398 10 9                 13G                    Page 5 of 7 Pages



Item 3. If this statement is filed pursuant to Rules 13d-1(b), or 13d-2(b) or
        (c), check whether filing person is a:

     (a)  [ ]  Broker or dealer registered under Section 15 of the Act
     (b)  [ ]  Bank as defined in Section 3(a)(6) of the Act
     (c)  [ ]  Insurance company as defined in Section 3(a)(19) of the Act
     (d) [ ] Investment company registered under Section 8 of the Investment Company Act
     (e)  [ ]  An investment adviser in accordance with Rule 13d-1(b)(1)(ii)(E)
     (f) [ ] An employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F)
     (g) [ ] A parent holding company or control person in accordance with Rule 13d-1(b)(ii)(G)
     (h) [ ] A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813)
     (i) [ ] A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3)
     (j)  [ ]  Group, in accordance with Rule 13d-1(b)(1)(ii)(J)

     If this statement is filed pursuant to Rule 13d-1(c), check this box. [x]

Item 4. Ownership

     The securities reported on herein are held by a S.A.C. Capital Associates, LLC, an Anguillan limited liability company ("Associates"). Pursuant to an investment management agreement, S.A.C. Capital Advisors, LLC ("Advisors"), possesses all investment and voting power with respect to the securities held by Associates. Accordingly, Advisors may be deemed to be the beneficial owner of the securities covered by this statement for purposes of Rule 13d-3 under the Securities Exchange Act of 1934 (the "Exchange Act").

     Steven A. Cohen is the Managing Member, President and Chief Executive Officer of Advisors. Accordingly, Mr. Cohen may be deemed to be the beneficial owner of the securities covered by this statement for purposes of Rule 13d-3 under the Exchange Act. Mr. Cohen disclaims any economic interest or beneficial ownership in any of the securities covered by this statement.

     (a)  Amount Beneficially Owned:

          665,000

     (b)  Percent of Class:

CUSIP No. 644398 10 9                 13G                    Page 6 of 7 Pages



          5.3%

     (c)  Number of shares as to which the person has:

          (i)   sole power to vote or direct the vote: -0-

          (ii)  shared power to vote or direct the vote: 665,000

          (iii) sole power to dispose or to direct the disposition of: -0-

          (iv)  shared power to dispose or to direct the disposition of: 665,000

Item 5. Ownership of Five Percent or Less of a Class.

     If this Schedule is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent on the class of securities, check the following box. [ ]

Item 6. Ownership of More than Five Percent on Behalf of Another Person.

     Associates has the right to receive dividends on, and proceeds from the sale of, the shares reported on this statement as beneficially owned by Advisors and Mr. Cohen.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company.

     Not applicable.

Item 8. Identification and Classification of Members of the Group.

     Not applicable.

Item 9. Notice of Dissolution of Group.

     Not applicable.

Item 10. Certification.

     By signing below, each of Advisors and Steven A. Cohen certifies that, to the best of their knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

CUSIP No. 644398 10 9                 13G                    Page 7 of 7 Pages



Signature.

     After reasonable inquiry and to the best of their knowledge and belief, each of Advisors and Steven A. Cohen certifies that the information set forth in this statement is true, complete and correct.

Date: July 22, 1999


S.A.C. CAPITAL ADVISORS, LLC


By: /s/ STEVEN A. COHEN          /s/ STEVEN A. COHEN
   -----------------------      ---------------------------
   Its: Managing Member         Steven A. Cohen